February 2009

Preliminary Terms No. 4
Registration Statement No. 333-155535
Dated January 29, 2009
Filed pursuant to Rule 433

JPMorganChase

STRUCTURED INVESTMENTS

Opportunities in Equities

PLUS Based on the Value of the S&P 500® Index due March 26, 2010

Performance Leveraged Upside Securities℠

PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. These investments are designed to allow investors to capture enhanced returns relative to the asset's actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.

SUMMARY TERMS			
Issuer:	JPMorgan Chase & Co.		
Maturity date:	March 26, 2010, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-1-A-III.		
Underlying index:	S&P 500® Index (the "Index")		
Aggregate principal amount:	$		
Payment at maturity:	If final index value is *greater than* initial index value, for each $10 principal amount PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* If final index value is *less than or equal to* initial index value, for each $10 principal amount PLUS, $10 x index performance factor *This amount will be less than or equal to the stated principal amount of $10 per PLUS, but will not be less than zero.*		
Leveraged upside payment:	$10 x leverage factor x index percent increase		
Index percent increase:	(final index value – initial index value) / initial index value		
Initial index value:	The index closing value of the underlying index on the pricing date		
Final index value:	The index closing value on the valuation date		
Valuation date:	March 23, 2010, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-1-A-III.		
Leverage factor:	300%		
Index performance factor:	final index value / initial index value		
Maximum payment at maturity:	$12.50 to $13.00 (125% to 130% of the stated principal amount) per PLUS		
Stated principal amount:	$10 per PLUS		
Issue price:	$10 per PLUS (see "Commissions and Issue Price" below)		
Pricing date:	February , 2009 (expected to price on or about February 20, 2009)		
Original issue date:	February , 2009 (5 business days after the pricing date)		
CUSIP:	46625H449		
Listing:	The PLUS will not be listed on any securities exchange.		
Agent:	J.P. Morgan Securities Inc. ("JPMSI")		
Commissions and Issue Price:	**Price to Public(1)(2)**	**Fees and Commissions(2)(3)**	**Proceeds to Company**
Per PLUS	$10	$0.20	$9.80
Total	$	$	$

(1) *The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-14 of the accompanying product supplement no. MS-1-A-III.*

(2) *The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.95 per PLUS. Please see "Syndicate Information" on page 5 for further details.*

(3) *JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley & Co. Incorporated ("MS & Co.") that will depend on market conditions on the pricing date. In no event will the commission received by JPMSI and the selling concessions to be allowed to MS & Co., exceed $0.20 per $10 principal amount PLUS. See "Underwriting" beginning on page PS-40 of the accompanying product supplement no. MS-1-A-III.*

Investing in the PLUS involves a number of risks. See "Risk Factors" on page PS-6 of the accompanying product supplement no. MS-1-A-III and "Risk Factors" beginning on page 8 of these preliminary terms.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the PLUS or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
*The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. MS-1-A-III, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Product supplement no. MS-1-A-III dated January 29, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209000361/e34259_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (866) 477-4776.

Investment Overview

Performance Leveraged Upside Securities

The S&P 500® Index PLUS (the "PLUS") can be used:

- As an alternative to direct exposure to the underlying index that enhances returns for a certain range of price performance of the underlying index.

- To enhance returns and potentially outperform the underlying index in a moderately bullish scenario.

- To potentially achieve similar levels of exposure to the underlying index as a direct investment while using fewer dollars by taking advantage of the leverage factor.

The PLUS are exposed on a 1:1 basis to the negative performance of the underlying index.

Maturity:	13 months
Leverage factor:	300%
Maximum payment at maturity:	$12.50 to $13.00 (125% to 130% of the stated principal amount)
Principal protection:	None

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on January 28, 2009

Bloomberg Ticker Symbol:	SPX
Current Index Level:	874.09
52 Weeks Ago:	1353.97
52 Week High (on 5/19/2008):	1426.63
52 Week Low (on 11/20/2008):	752.44

Underlying Index Historical Performance – End of Week Values
January 2, 2004 to January 23, 2009



Key Investment Rationale

This 13 month investment offers 300% leveraged upside, subject to a maximum payment at maturity of $12.50 to $13.00 (125% to 130% of the stated principal amount).

Investors can use the PLUS to triple returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the underlying index.

Leverage Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a certain range of price performance.
Best Case Scenario	The underlying index increases in value and, at maturity, you will receive the maximum payment at maturity of $12.50 to $13.00 (125% to 130% of the stated principal amount).
Worst Case Scenario	The underlying index declines in value and, at maturity, you will receive less than the stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see page 8)

- No guaranteed return of principal

- No interest or dividend payments

- Appreciation potential is limited by the maximum payment at maturity.

- The PLUS are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the PLUS.

- Secondary trading may be limited, and the inclusion of commissions and estimated cost of hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

- The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the underlying index.

- Investing in the PLUS is not equivalent to investing in the underlying index or the stocks composing the underlying index.

- Adjustments to the underlying index by the underlying index publisher could adversely affect the value of the PLUS.

- Economic interests of the calculation agent and the issuer may be potentially adverse to investors.

- The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

Fact Sheet

The PLUS offered are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the product supplement no. MS-1-A-III, the prospectus supplement and the prospectus, as supplemented or modified by these preliminary terms. At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index at maturity. The PLUS are senior notes issued as part of JPMorgan Chase & Co.'s Series E Medium-Term Notes program.

Expected Key Dates		
Pricing date:	**Original issue date (settlement date):**	**Maturity date:**
February , 2009 (expected to price on or about February 20, 2009)	February , 2009 (5 business days after the pricing date)	March 26, 2010**,** subject to postponement due to a market disruption event and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-1-A-III.

Key Terms	
Issuer:	JPMorgan Chase & Co.
Underlying index:	S&P 500® Index (the "Index")
Underlying index publisher:	Standard & Poor's, a Division of The McGraw-Hill Companies, Inc.
Issue price:	$10 per PLUS (see "Syndicate Information" on page 5)
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Payment at maturity:	If final index value is *greater than* initial index value, for each $10 principal amount PLUS,
	$10 + leveraged upside payment
	In no event will the payment at maturity exceed the maximum payment at maturity.
	If final index value is *less than or equal to* initial index value, for each $10 principal amount PLUS,
	$10 x index performance factor
	This amount will be less than or equal to the stated principal amount of $10 per PLUS, but will not be less than zero.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Initial index value:	The index closing value of the underlying index on the pricing date as published on Bloomberg under the ticker symbol "SPX" or any successor symbol.
Final index value:	The index closing value of the underlying index on the valuation date as published on Bloomberg under the ticker symbol "SPX" or any successor symbol.
Valuation date:	March 23, 2010, subject to adjustment for certain market disruption events.
Maximum payment at maturity:	$12.50 to $13.00 (125% to 130% of the stated principal amount) per PLUS
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the third business day following the valuation date as postponed.
Risk factors:	**Please see "Risk Factors" on page 8.**

PLUS Based on the Value of the S&P 500® Index due March 26, 2010
Performance Leveraged Upside Securities^{SM}

General Information	
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	46625H449
Minimum ticketing size:	100 PLUS
Tax considerations:	You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-1-A-III. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your PLUS should be treated as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your PLUS should be treated as long-term capital gain or loss if you hold your PLUS for more than a year, whether or not you are an initial purchaser of PLUS at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the PLUS, in which case the timing and character of any income or loss on the PLUS could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of PLUS. |
| **Trustee:** | Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) |
| **Calculation agent:** | J.P. Morgan Securities Inc. ("JPMSI") |
| **Use of proceeds and hedging:** | The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the PLUS.

For further information on our use of proceeds and hedging, see "Use of Proceeds" in the accompanying product supplement no. MS-1-A-III. |
| **ERISA:** | See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-1-A-III. |
| **Contact:** | Morgan Stanley clients may contact their local Morgan Stanley branch office or Morgan Stanley's principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). |

Syndicate Information		
Issue price of the PLUS	**Commissions**	**Principal amount of PLUS for any single investor**
$10.0000	$0.2000	<$999K
$9.9750	$0.1750	$1MM-$2.99MM
$9.9625	$0.1625	$3MM-$4.99MM
$9.9500	$0.1500	≥$5MM

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying product supplement no. MS-1-A-III, the prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10
Leverage factor:	300%
Hypothetical maximum payment at maturity:	$12.50 (125% of the stated principal amount)

PLUS Payoff Diagram


The Underlying Index
The PLUS
$12.50 Maximum Payment at Maturity
PLUS Zone
$10 Stated Principal Amount
Payout at Maturity on the PLUS
Percentage Change in Underlying Index
$15.00
$14.50
$14.00
$13.50
$13.00
$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
-20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50%

How it works

- If the final index value is greater than the initial index value, then investors receive the $10 stated principal amount plus 300% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of approximately 108.33% of the initial index value.
  - If the underlying index appreciates 5%, the investor would receive a 15% return, or $11.50.
  - If the underlying index appreciates 30%, the investor would receive only the hypothetical maximum payment at maturity of $12.50, or 125% of the stated principal amount.
  - If the final index value is less than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.
  - If the underlying index depreciates 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value:

$10 + Leveraged Upside Payment:

subject to the *maximum payment at maturity* for each PLUS,

		Leveraged Upside Payment		
Principal		**Principal**	**Leverage**	**Index Percent Increase**

$$ \$10 \quad + \quad \left[\quad \$10 \quad \times \quad 300\% \quad \times \quad \left(\frac{\text{final index value} - \text{initial index value}}{\text{initial index value}} \right) \quad \right] $$

If the final index value is less than or equal to the initial index value:

$10 ✕ Index Performance Factor

Principal	**Index Performance Factor**
$10 ✕	$\dfrac{\text{final index value}}{\text{initial index value}}$

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

PLUS Based on the Value of the S&P 500® Index due March 26, 2010
Performance Leveraged Upside Securities^{SM}

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. MS-1-A-III. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

■ **PLUS do not pay interest or guarantee return of principal and your investment in PLUS may result in a loss.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity. If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.

■ **Appreciation potential is limited to the maximum payment at maturity.** The appreciation potential of PLUS is limited by the maximum payment at maturity of $12.50 to $13.00 (125% to 130% of the stated principal amount). Although the leverage factor provides 300% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 125% to 130% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds approximately 108.33% to 110% of the initial index value.

■ **Market price influenced by many unpredictable factors.** Several factors will influence the value of the PLUS in the secondary market and the price at which JPMSI may be willing to purchase or sell the PLUS in the secondary market, including: the value, expected volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads.

■ **Not equivalent to investing in the underlying index.** Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

■ **Adjustments to the underlying index could adversely affect the value of the PLUS.** The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

■ **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the estimated cost of hedging the issuer's obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of dealer discounts, mark-ups or other transaction costs. The PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your PLUS to maturity.

■ **The tax consequences of an investment in the PLUS are unclear.** There is no direct legal authority as to the proper U.S. federal income tax characterization of the PLUS, and we do not intend to request a ruling from the IRS regarding the PLUS. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the PLUS described in "Fact Sheet — General Information — Tax Considerations" in this document and in "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-1-A-III. If the IRS were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS could differ materially and adversely from our description herein. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should note that they may be withheld upon at a rate of 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-1-A-III and consult your tax adviser regarding your particular circumstances.

Other Risk Factors

- **The PLUS are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the PLUS.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the PLUS at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the PLUS.

- **Secondary trading may be limited.** The PLUS will not be listed on a securities exchange. There may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. JPMSI may act as a market maker for the PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which JPMSI is willing to buy the PLUS. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the PLUS.

- **Potential adverse economic interests of the calculation agent and the issuer.** We and our affiliates play a variety of roles in connection with the issuance of the PLUS, including acting as calculation agent and hedging our obligations under the PLUS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS. The hedging or trading activities of the issuer's affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the PLUS in taking any corporate action that might affect the value of the Index and the PLUS.

Information about the Underlying Index

The S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described under the heading "The S&P 500® Index" in the accompanying product supplement no. MS-1-A-III.

License Agreement between Standard & Poor's and J.P. Morgan Securities Inc. "Standard & Poor's®," "S&P®," "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities Inc. See "The S&P 500® Index — License Agreement with S&P" in the accompanying product supplement no. MS-1-A-III.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 2, 2004 through January 28, 2009. The closing value of the underlying index on January 28, 2009 was 874.09. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2004			
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005			
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006			
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007			
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008			
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009			
First Quarter (through January 28, 2009)	934.70	805.22	874.09

Supplemental Plan of Distribution

We expect that delivery of the PLUS will be made against payment for the PLUS on or about the issue date set forth on the front cover of this preliminary terms, which will be the fifth business day following the pricing date of the PLUS (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade PLUS on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Subject to regulatory constraints, JPMSI intends to use its reasonable efforts to offer to purchase the PLUS in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the PLUS and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-14 of the accompanying product supplement no. MS-1-A-III.

Where You Can Find More Information?

You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the PLUS prior to their issuance. In the event of any changes to the terms of the PLUS, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these PLUS are a part, and the more detailed information contained in product supplement no. MS-1-A-III dated January 29, 2009.

This document, together with the documents listed below, contains the terms of the PLUS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-1-A-III, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. MS-1-A-III dated January 29, 2009:
http://www.sec.gov/Archives/edgar/data/19617/000089109209000361/e34259_424b2.pdf
• Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
• Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

"Performance Leveraged Upside Securities SM" and "PLUS SM" are service marks of Morgan Stanley.